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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                                 SEC FILE NUMBER
                                                                     000-31789

                            NOTIFICATION OF LATE FILING

                                                                   CUSIP NUMBER
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
(CHECK ONE): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and 10-QSB [ ] Form N-SAR

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     For Period Ended:   JUNE 30, 2002

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Brooke Corporation
------------------
(Full Name of Registrant)

---------------------------
(Former Name if Applicable)

10895 Grandview Drive, Suite 250
--------------------------------
(Address of Principal Executive Office (STREET AND NUMBER))

Overland Park, Kansas  66210
----------------------------
(City, State and Zip Code)

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's personnel who are primarily responsible for preparing the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002 (the "Report") are also responsible for preparing amendments to a registration statement and the related financial statements on behalf of the Registrant. As a result, the Registrant was unable to file the Report within the required time period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Anita Larson                       (800) 642-1872
     --------------------            ------------------------------
           (Name)                    ((Area Code) Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
                                                               [X] Yes    [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ ] Yes    [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               Brooke Corporation
                   --------------------------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 14, 2002         By  /s/ Anita F. Larson
                                   ---------------------------------------------
                                   Anita F. Larson
                                   Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

              INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                   FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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